UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: May 16, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

KODIAK OIL & GAS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Stated in US Dollars)

(Unaudited – Prepared by Management)

The accompanying financial statements for the quarters ended March 31, 2006 and 2005 have not been audited by the Corporation’s auditor.

PART 1 — FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS

KODIAK OIL & GAS CORP.
CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$30,615,358	$7,285,548
Accounts receivable	1,411,265	674,387
Prepaid expenses and other	61,917	30,631

Total Current Assets	32,088,540	7,990,566

Property and equipment (full cost method), at cost:
Proved oil and gas properties	17,657,055	11,277,307
Unproved oil and gas properties	11,650,488	6,307,903
Less-accumulated depletion, depreciation and amortization	(494,916)	(121,941)

	28,812,627	17,463,269

Other property and equipment, net of accumulated depreciation of $61,994 in 2006 and $47,525 in 2005
	180,975	183,481

	28,993,602	17,646,750

Restricted Investment	153,000	153,000

Total Assets	$61,235,142	$25,790,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,602,572	$1,007,021
Accrued expenses	569,301	3,404,551

Total current liabilities	3,171,873	4,411,572

Noncurrent liabilities:
Asset retirement obligation	129,205	69,073

Commitments and Contingenicies
Stockholders’ equity:
Common stock, $0.01 par value: authorized-100,000,000
Issued: 74,286,426 shares in 2006 and 54,547,158 in 2005	742,864	545,472
Additional paid in capital	63,026,341	26,593,826
Accumulated deficit	(5,835,141)	(5,829,627)

Total Stockholders’ Equity	57,934,064	21,309,671

Total Liabilities and Stockholders’ Equity	$61,235,142	$25,790,316

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three months ended March 31,

	2006	2005

Revenues:
Gas production	$ 231,565	$ —
Oil production	677,013	—
Interest	103,673	8,647

Total revenue	1,012,251	8,647

Cost and expenses:
Oil and gas production	112,914	10,713
Depletion, depreciation, amortization
and abandonment liability accretion	387,516	6,516
General and administrative	464,803	277,879
(Gain) /loss on currency exchange	52,533	40,622

Total costs and expenses	1,017,766	335,730

Net income / (loss) for the period	$ (5,515)	$ (327,083)

Basic & diluted weighted-average common
shares outstanding	59,611,638	37,676,316

Basic & diluted net income/(loss) per
common share	$ (0.00)	$ (0.01)

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Amount	Contributed Surplus	Accmulated Deficit	Total Equity

Balance December 31, 2004:	33,875,283	$338,753	$ 8,324,261	$(3,824,535)	$ 4,838,478

Issuance of stocks for cash:
-pursuant to private placement	17,000,000	170,000	15,474,243		15,644,243
-pursuant to exercise of warrants	3,496,875	34,969	2,480,709		2,515,678
-pursant to exercise of options	100,000	1,000	11,122		12,122
Stock issuance costs			(292,370)		(292,370)
Employee stock options	75,000	750	54,750		55,500
Stock based compensation			541,111		541,111
Net loss				(2,005,091)	(2,005,091)

Balance December 31, 2005:	54,547,158	545,472	26,593,826	(5,829,626)	21,309,671

Issuance of stocks for cash:
-pursuant to private placement	19,514,268	195,143	39,249,295		39,444,438
-pursant to exercise of options	225,000	2,250	27,443		29,693
Stock issuance costs			(2,895,466)		(2,895,466)
Stock based compensation			51,243		51,243
Net loss				(5,515)	(5,515)

Balance March 31, 2006:	74,286,426	$742,865	$ 63,026,341	$(5,835,141)	$ 57,934,064

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Periods Ended March 31,

	2006	2005

Reconciliation of net loss to net cash provided
by operating activities:
Net income / (loss)	$ (5,515)	$ (327,083)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depletion, depreciation, amortization and
abandonment liability accretion	387,587	6,516
Stock based compensation	51,243	—
Changes in currrent assets and liabilites
Accounts receivable	(736,878)	(109,719)
Prepaid expenses and other	(31,285)	10,873
Accounts payable	1,595,549	(237,278)
Accrued expenses	(76,656)	—

Net cash provided (used) by operating activities	1,184,045	(656,691)

Cash flows from investing activities
Oil and gas properties	(14,420,938)	(1,542,562)
Equipment	(11,962)	—

Net cash used for investing activities	(14,432,900)	(1,542,562)

Financing Activity
Proceeds from the issuance of shares	39,474,131	7,530,222
Issuance costs	(2,895,466)	(292,370)

Net cash provided by financing activities	36,578,665	7,237,852

Net change in cash and cash equivalents	23,329,810	5,038,599

Cash and cash equivalents at beginning of year	7,285,548	2,702,763

Cash and cash equivalents at end of the period	$ 30,615,358	$ 7,741,362

Non-cash Items
Oil & Gas Property accrual included in Accounts Payable	$ 548,047	$ 98,468

Asset retirement obligation	$ 60,060	$ —

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006

Note 1 — Organization

Description of Operations

        Kodiak Oil and Gas Corp. and subsidiaries (“Kodiak” or the “Company”) is a public company listed for trading on the TSX Venture Exchange and whose corporate headquarters are located in Denver, Colorado, USA. The Company is an independent energy company engaged in the exploration, exploitation, development, acquisition and production of natural gas and crude oil in the western United States.

        The Company was incorporated (continued) in the Yukon Territory on September 28, 2001.

Note 2 – Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. All significant inter-company balances and transactions have been eliminated. The majority of the Corporation’s business is transacted in US dollars and, accordingly, the financial statements are expressed in US dollars. The accompanying unaudited consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U. S. generally accepted accounting principles for complete financial statements. In the opinion of management, the consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the company’s results for the periods presented. These consolidated financial statements should be read in conjunction with the company’s Annual Report on Form 20F for the fiscal year ended December 31, 2005.

Use of Estimates in the Preparation of Financial Statements

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the company believes that its estimates are reasonable and that actual results will not vary significantly from the estimated amounts.

Cash and Cash Equivalents

        Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Restricted Investment

        The restricted investment balance as of March 31, 2006 and December 31, 2005 is comprised of: (a) $100,000 certificate of deposit to collateralize a surety bond to provide for state bonding requirements for plugging and abandonment liabilities; and (b) $53,000 certificate of deposit to collateralize the costs of office improvements that will be released over the five year term of the lease at $10,600 per year.

Concentration of Credit Risk

        The Company’s cash equivalents and short-term investments are exposed to concentrations of credit risk. The Company manages and controls this risk by investing these funds with major financial institutions.

        The Company’s receivables are comprised of oil and gas revenue receivables and joint interest billings receivable. The amounts are due from a limited number of entities. Therefore, the collectability is dependent upon the general economic conditions of the few purchasers and joint interest owners. The receivables are not collateralized. However, to date the Company has had minimal bad debts.

Oil and Gas Producing Activities

        The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the exploration and development of oil and gas properties are initially capitalized into a single cost center (“full cost pool”). Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition and exploration activities. Proceeds from property sales are generally credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to theses costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full costs pool.

        Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

        For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

        Under the full costs method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost, or estimated fair value, if lower of unproved properties. Should capitalized costs exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current prices of oil and gas to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.

Other Property and Equipment

        Other property and equipment such as office furniture and equipment, vehicles, and computer hardware and software are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of three years for computer equipment, and five years for office equipment and vehicles. When other property and equipment is sold or retired, the capitalized costs and related accumulated depreciation are removed from the accounts.

Fair Value of Financial Instruments

        The Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-tern maturity of these instruments.

Asset Retirement Obligation

        The Company follows SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of fair value could be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The increase in carrying value of a property associated with the capitalization of an asset retirement cost is included in proved oil and gas properties in the consolidated balance sheets. The Company depletes the amount added to proved oil and gas property costs. The future cash outflows associated with settling the asset retirement obligations that have been accrued in the accompanying balance sheets are excluded from the ceiling test calculations. The Company also depletes the estimated dismantlement and abandonment costs, net of salvage values, associated with future development activities that have not yet been capitalized as asset retirement obligations. These costs are also included in the ceiling test calculation. The asset retirement liability will be allocated to operating expense by using a systematic and rational method. The Company has recorded a net asset of $67,000, a related liability of $69,073 (using a 8.5% discount rate and a 2.97% inflation rate) and a nil cumulative effect of change in accounting principle on prior years. The information below reconciles the value of the asset retirement obligation for the periods presented.

Period ended March 31, 2006

Balance beginning of period	$ 69,073
Liabilities incurred	60,060
Liabilities settled	—
Revisions in estimated cash flows	—
Accretion expense	72

Balance end of period	$129,205

Note 3 – Property Acquisition

        In March 2006, the Company completed the acquisition of 10,629 gross (9,566 net) acres of mineral leasehold in Sweetwater County, Wyoming for $6.9 million cash. The acreage is part of the Company’s Vermillion Basin projects.

Note 4 – Common Stock

        On March 8, 2006, the Company issued 19,514,268 common shares in a private placement to a group of accredited investors for gross proceeds of $39,444,438. The Company paid commissions and expenses of $2,895,466.

Note 5 – Compensation Plan

Stock-based Compensation Plan

        The Company has a stock-based compensation plan whereby share purchase options may be granted with an exercise price equal to the trading value when granted. The total number of share purchase options outstanding cannot exceed 10% of the total number of shares issued. During the year ended December 31, 2004, the Company granted share purchase options to employees which vest at one-third of the amount granted on each anniversary over a three year period.

For the three month period ended March 31, 2006, the Company recorded stock-based compensation of $51,243. The Company did not grant any options during the same three month period ended March 31, 2005.

        The following assumptions were used for the Black-Scholes model:

March 31, 2006

Risk free rates	5.25%
Dividend yield	0%
Expected volatility	127.20%
Weighted average expected stock option life	2.5 yrs
The weighted average fair value at the date of grant for stock options granted is as follows:

Weighted average fair value per share	$ 1.02
Total options granted	50,000

Total weighted average fair value of options granted	$ 51,243

Note 6 – Stock Options

A summary of the stock options outstanding is as follows:

	Number of Options	(Cdn$) Weighted Average Exercise Price

Balance outstanding at December 31, 2004	3,138,500	$0.46

Granted	900,000	$1.20
Exercised	(100,000)	$0.15

Balance outstanding at December 31, 2005	3,938,500	$0.64

Granted	50,000	$2.33
Exercised	(225,000)	$0.15

Balance outstanding at March 31, 2006	3,763,500	$0.69

Options exercisable at March 31, 2006	3,596,500

        At March 31, 2006, stock options outstanding are as follows:

(Cdn$) Exercise Price	Number of Shares	Expiry Date

$0.15	1,062,000	December 4, 2008
$0.50	1,000,000	March 1, 2009
$1.00	751,500	August 23, 2009
$1.20	900,000	October 16, 2010
$2.33	50,000	March 12, 2011

	3,763,500

Note 7 – Differences Between Canadian and United States Accounting Principles

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

        The Company’s accounting principles generally accepted in the United States of American differ from accounting principles generally accepted in Canada as follows:

a)	Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Under Statement of Financial Accounting Standards No. 123 the

Company had accounted for its employee stock options under the fair value method. The fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends, and the risk-free interest rate over the expected life of the option.

As a result of the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation, there is no difference between Canadian GAAP and US GAAP for the three month periods ended March 31, 2006 or 2005.

b)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company is net loss under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP. New Accounting Standards Management does not believe that any recently issued, not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 8 – Subsequent Event

        On April 17, 2006, The Company granted 1,300,000 incentive stock options to certain directors and officers. The options were granted under the Company’s Incentive Stock Option Plan and are exercisable at the price of Cdn$3.51 per share for a period of five years from the date of the grant. The option price was determined in accordance with the policies of the TSX Venture Exchange based upon the last closing price of the common stock. Each director of the Company was granted an option to acquire 100,000 shares which will vest immediately. In addition, the two principal officers were each granted an option to acquire 400,000 shares of which 100,000 vest immediately, 150,000 shares vest on April 1, 2007 and 150,000 vest on April 1, 2008.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTSOF OPERATIONS

Date of this report

      May 12, 2006

Forward-Looking Statements

        This Quarterly Report includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Quarterly Report, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Forward-looking statements may relate to, among other things:

>	the company’s future financial position, including working capital and anticipated cash flow;
>	amounts and nature of future capital expenditures;
>	operating costs and other expenses;
>	wells to be drilled or reworked;
>	oil and natural gas prices and demand;
>	existing fields, wells and prospects;
>	diversification of exploration;
>	estimates of proved oil and natural gas reserves;
>	reserve potential;
>	development and drilling potential;
>	expansion and other development trends in the oil and natural gas industry;
>	the company’s business strategy;
>	production of oil and natural gas;
>	effects of federal, state and local regulation;
>	insurance coverage;
>	employee relations;
>	investment strategy and risk; and
>	expansion and growth of the company’s business and operations.

Overall Performance

        Kodiak Oil & Gas Corp. is a public company listed on the TSX Venture Exchange, trading symbol “KOG”, and is engaged in the business of exploration and development of oil and gas properties. The Company’s principal focus is on the exploration and development of oil and gas properties within two producing basins in the Rocky Mountain Region. The Company is exploring for natural gas in the Green River Basin in southwestern Wyoming and oil in the Williston Basin in Montana and North Dakota.

        As of March 31, 2006 the Company had working capital of $28,916,667 compared to $3,578,994 at December 31, 2005. The $25,337,673 increase was due largely to the Company completing a private placement for net proceeds of $36,548,972 through the issuance of 19,514,268 common shares in a private placement to a group of accredited investors.

Results of Operations

        The following results updates the information filed as of December 31, 2005 and should be read in conjunction with the year end information. During the first quarter of 2006 the Company continued to focus on its two core project areas.

Exploratory Activity

Williston Basin-Grizzly Prospect

        The Grizzly prospect is part of the Middle Bakken horizontal oil play that stretches from Richland County, Montana into McKenzie County, North Dakota. The Company’s initial test well, the Kodiak Grizzly 13-6H, has been drilled to an approximate vertical depth of 10,600 feet. The drilling program anticipates three lateral legs for total measured depth of approximately 22,000 feet to test the oil-prone Bakken Formation. Approximately two miles to the west, the Company has permitted the Grizzly Federal #4-11H well, which should be drilled immediately following the Kodiak Grizzly #13-6H well. Kodiak’s share of the costs (62.5% working interest and operated by Kodiak) for drilling and completing the two completed wells is estimated to be $4,400,000.

Williston Basin-Great Bear Prospect

        The Great Bear prospect is located in Divide County, North Dakota. The Company participated in the drilling of two wells in late 2005 and early 2006. The Pederson well (43.75% working interest) was drilled to a vertical depth of 10,500 feet and horizontally for 3,800 feet to evaluate the oil potential of the Red River C Formation. Initial production testing of the well resulted in 100% water. The liner in the lateral portion of the well was pulled and a cement plug was set approximately 300 feet into the lateral well bore. The well swabbed at an approximate rate of 300 barrels of fluid per day with up to 13% oil cut. Production facilities are currently being installed. A completion attempt was made on the Neilson #14-12 well (50% working interest) located three miles to the east. The well was swabbed tested at 240 barrels per day of fluid with only a 5% oil cut. The well has been shut-in until the Duperow Formation can be evaluated. The Company’s share of the drilling and completion costs to date in these two wells is $2.6 million.

Green River Basin — Vermillion Basin Deep-Gas Prospect

        The Company has reached an agreement in principal with another party to drill the Kodiak State #4-36 during the third quarter of 2006. The well will be drilled to an approximate depth of 14,500 feet to test the deeper natural gas potential of the Baxter shales, Frontier and Dakota sands. The Company will have an approximate 47% working interest in the well and the 7,440 acres within a pooled area. Approximately 15 miles to the southwest the Company will drill a second well to evaluate the same target formations. The Company expects to spud the second well in the fall of 2006 and anticipates having an approximate 35% working interest. Kodiak’s estimated share of drilling and completion costs for the two wells will be $4.5 million.

Summary of Quarterly Results

        The quarterly financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles and are stated in US Dollars.

        The Company reported net loss for the three months ended March 31, 2006 of $5,515 compared with a net loss of $327,083 for the same quarter in 2005. The net income before depreciation, depletion and amortization and gain on foreign currency exchange was $434,534 as compared to loss of $279,945 in 2005. Oil and gas revenues were $908,578 as the result of the sale of 13,000 bbls of oil and 64,000 Mcf of natural gas at average prices of $54.18 per bbl and $6.96 per Mcf. The Company did not have any oil and gas sales in the three month period ended March 31, 2005.

        The Company recorded lease operating expense of $112,914 during the quarter ended March 31, 2006, as compared to $10,713 during the same period in 2005. The increase reflects the Company’s additional production and operations. Depreciation, depletion, amortization and abandonment liability accretion was $387,516 for the first three months of 2006 compared to $6,516 for the same period in 2005. The increase is a reflection of the continuing growth in the Company’s operations.

        The Company’s general and administrative costs of $464,803 during the quarter ended March 31, 2006 compares to $277,879 for the same period in 2005. The increase in general and administrative expenses is a direct result of the Company’s increased staffing requirements. The Company currently has ten full time employees, an increase of four from the same period in 2005. Included in the March 31, 2006 general and administrative is a stock based compensation charge of $51,243 for options issued to a Director. The Company did not issue any options for the three month period ended March 31, 2005. Legal and accounting services for the three month period ended March 31, 2006 were $76,527 as compared to $18,557 for the same period ended March 31, 2005. The Company’s higher legal and accounting costs are due to the private placement of equity completed in 2006 and the additional accounting costs related to filing with the Securities and Exchange Commission (SEC).

Liquidity

        As of March 31, 2006, the Company had working capital of $28,916,667 with no long term debt. Current working capital will fund the Company’s anticipated exploration and development drilling program through December 31, 2006.

Capital Resources

        During the three month period ended March 31, 2006, the Company’s share of exploration and development costs was $14,420,938 as part of its $30 million capital budget. Future expenditures will be subject to drilling rig availability and the results of production. Existing working capital and anticipated cash flow from operations are expected to be sufficient to fund operations and capital commitments for the next 12 months. As of March 31, 2006, the Company had no lines of credit or other bank financing arrangements. The Company has no defined benefit plan and no obligation for post retirement employee benefits.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

None

Proposed Transactions

None

Changes in Accounting Policies

None

Financial Instruments and Other Instruments

        As at March 31, 2006 the Company has cash, accounts payable and accrued liabilities which are carried at approximate fair value because of the short maturity date of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Although product prices are key to the company’s ability to operate profitably and to budget capital expenditures, they are beyond the company’s control and are difficult to predict.

ITEM 4.    CONTROLS AND PROCEDURES

        The effectiveness of our or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By their nature, our or any system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.

Under the supervision and with the participation of our management we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the “Exchange Act”) as of March 31, 2006. On the basis of this review, our management, concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure. There were no changes in the company’s internal controls over financial reporting that occurred in the first fiscal quarter of 2006 that materially affected or were reasonably likely to materially affect, its internal control over financial reporting.

PART II — OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

        None.

ITEM 1A.   RISK FACTORS

Information about material risks related to the Company’s business, financial condition and results of operations for the three months ended March 31, 2006, does not materially differ from that set out in “Risk Factors” of the company’s Annual Report on Form 20F for the year ended December 31, 2005.

ITEM 2.    UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        None.

ITEM 5.    OTHER INFORMATION

        None.

Additional information relating to the Company is available on SEDAR at www.sedar.com

Form 52-109F2 — Certification of Interim Filings

I, James E. Catlin, Chairman, Chief Operating Officer and Director of Kodiak Oil & Gas Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kodiak Oil & Gas Corp., (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 12, 2006

“James E. Catlin”

James E. Catlin, Vice-President, Director

Kodiak Oil & Gas Corp.

Form 52-109F2 — Certification of Interim Filings

I, Lynn A. Peterson, Chief Executive Officer, President and Director of Kodiak Oil & Gas Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kodiak Oil & Gas Corp., (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 12, 2006

“Lynn A. Peterson”

Lynn A. Peterson, Chief Executive Officer, President and Director

Kodiak Oil & Gas Corp.